                                             Filer:  Advance Holding Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                     Subject Company:  Discount Auto Parts, Inc.
                                                     Commission File No. 1-11276


                             ADVANCE AUTO PARTS AND
                              DISCOUNT AUTO PARTS
                                CONFERENCE CALL
                        AUGUST 8, 2001 - 9:00 A.M., EST
                                 FILE  #1552692



                     Date of Transcription:  August 8, 2001



                                 wordZXpressed
                     1740 Peachtree Street, N.W., Suite 118
                            Atlanta, GA  30309-2824
        Phone (404) 872-6079.Toll Free (800) 872-6079.FAX (404) 873-0415

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  OPERATOR: Good morning. My name is Shatina and I will be your conference facilitator today. At this time I would like to welcome everyone to the Advance Auto Parts and Discount Auto Parts conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number one on your telephone keypad, and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Thank you. Ms. Kristi Mullis, Director of Investor Relations with Discount Auto Parts, you may begin your conference.

  MULLIS: Thank you, Shatina. Good morning everyone. We appreciate your participating in today's call. With us today is Larry Castellani, CEO of Advance Auto Parts, and Jim Wade, President and CFO of Advance Auto Parts. Joining Mr. Castellani and Mr. Wade is Mr. Peter Fontaine, CEO of Discount Auto Parts, and Mr. Mike Moore, Executive Vice President of Finance, Discount Auto Parts. Today's call is accompanied by a slide presentation that can be viewed

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

during the course of the call on the Internet at the following addresses: discountautoparts.net, advanceautoparts.com or streetevents.com. Please note that the slides will not change automatically throughout the presentation, so each individual participant will be responsible to move to each new slide as the speakers progress. After the slide presentation, the members of management will be available to answer any questions you may have.

  Advance and Discount will be filing with the SEC a joint proxy statement prospectus and other relevant documents concerning the merger that is the subject of today's call. These documents will contain important information, and we urge investors in Discount to read this carefully before making a decision concerning the merger. Investors will be able to obtain the documents free of charge at the SEC website, www.sec.gov, and also from Advance and Discount when it's available. Advance, Discount and certain of their executive officers and directors may be deemed to be participants in Discount's solicitation of proxies from Discount shareholders. Interested parties are

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

directed to the joint press release of Advance and Discount for more information in this regard. During the course of this call, the companies represented are expected to make certain forward-looking statements which reflect the current views of the companies. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ from historical results or those currently anticipated. These risks and uncertainties have been discussed in the press release, in the slide presentation, and in documents filed with the SEC. We are now ready to begin. Mr. Fontaine?

  FONTAINE: Thank you, Kristi, and thank you for joining the call, and thank you for the overwhelming enthusiasm we appear to have for this call. And I want to start by saying we're certainly closing a chapter in the history of Discount Auto Parts and opening a very new, exciting one with our merger with Advance Auto Parts. Just an overview of the transaction starting on page two for a little bit of clarity. Discount Auto Parts' shareholders will receive $7.50 in cash plus .2577 shares in the combined company for each Discount Auto Parts' share. We believe this

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

consideration, based on the recent trading multiples of the publicly traded company, translates to an implied value of $15 to $17 per share to the DAP shareholders, certainly a premium to where we have traded in even the recent past and certainly a significant premium to the historical past. Approximately
4.3 million shares will be issued to Discount Auto Part shareholders. Discount Auto Parts shareholders will own approximately 13% of the combined company, and that 13% will be registered and publicly traded. The transaction is expected to close sometime in the fourth quarter of 2001. I am certainly extremely excited about the combination, and am continuing to work with the board of Advance - Discount Auto Parts [sic]. The combination of these two leading do it yourself auto parts retailers is certainly an exciting combination. Combined we will have 2,400 stores in 38 states, a very strong geographic and cultural fit. Advance and Discount Auto Parts believe there is only one way to build the business and that's with the people. And we're excited about that cultural fit. The combined company will have revenues of approximately $3 billion and an EBITDA of $243 million for the last twelve months. Potential

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

synergies are expected to add approximately $30 million of incremental EBITDA in the first full year of the combination. Advance has a proven record of its successful integrating of acquisitions. And I can tell you from my perspective as a competitor, and looking at what they have done with the Western Auto acquisition, it was significant what they were able to accomplish in a short period of time. From the eyes of a competitor, they did an outstanding job of taking the Western stores and bringing them up to the level that is second to none, I believe, in the industry, and we're excited about that, and what they were able to do with a strong management team. There are strong growth prospects for the combined companies looking forward with lots of opportunities in the markets that we serve, and an exciting opportunity for associates in both organizations. This is just a great opportunity for our team, as well as our shareholders. Just a brief review of Discount Auto Parts. We have 667 stores including 438 stores in Florida, certainly by far and large the market leader in the State of Florida. Significant presence outside the State of Florida with 229 stores in five states. We've got the commercial

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

which is going strong. We were profitable for the first time in commercial last quarter, and both organizations see that going forward as a strong part of what we'll be doing. A state of the art distribution center, both here in Lakeland and in Mississippi, and a strong experienced field team which has been a very, very important part of the success of Discount Auto Parts and will continue to be so. $662 million in revenues, and $61 million in pro forma EBITDA for the last 12 months.

  I'm on page five, and I'd like everyone to just take a quick look at the management and - the experienced management team that comes to the table. I think that it is extraordinary in that we have a tremendous amount of retail experience, as well as a great amount of automotive experience here to combine. I think we bring to the table one of the most experienced management teams in the aftermarket that comes to the table, and this is certainly exciting, as well as the wisdom and experience of Nick Taubman and Garnett Smith, 42 years in the industry. Some of the most respected people in the aftermarket, and we're certainly excited about this. And I feel privileged to be

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

working with this great group. At this time, I would like to turn it over to Larry, and we'll continue on with some of the information about Advance Auto.

  CASTELLANI: Thank you, Peter. On behalf of our Chairman, Nick Taubman, and our Vice Chairman, Garnett Smith, and our full board, and all 26,000 members of the Advance Auto Parts team, let me tell you just how excited we are about the announced merger, and also just how much we're looking forward to your leadership and support as a board member of the combined companies. And to Mike Moore and all your colleagues, please know that we've followed for years the terrific growth of sales and earnings of the Fontaine family throughout this fine company. We're certainly looking forward to working with you and all your colleagues. Clearly, this is a merger we desired for years. And as everyone who is on the conference call will see, it's an outstanding fit in so many different ways. Ladies and gentlemen, we're all excited and certainly raring to go. If everyone could turn to page six in your presentation, you'll be with us as we explain the facts behind our excitement.

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  A brief overview of Advance Parts. We're the second largest parts and accessory retailer in the automotive aftermarket. We've seen rapid growth through new store openings and acquisitions of Western Auto, Parts America, and most recently, our Carport acquisition. We've demonstrated strong same store sales growth over a long-term run rate. We presently operate 1,765 retail stores made up of 1,723 Advance Auto Parts stores located in 38 states, 42 Western Auto Stores in Puerto Rico, the Virgin Islands and California. Approximately 85% of our sales are in the do it yourself category, and about 15% is in the commercial end of the business. Relative to the combined companies, the strategic rationale we'd like to review with you encompasses the following. Today we have combined over 2,400 stores in 38 states. There would be an excellent strategic fit for all the following reasons. Strong synergy opportunities for the combined companies, an excellent opportunity to improve our supply chain efficiencies, large number of owned properties and favorable rents in most locations. Discount Auto's culture is a good fit with Advance's, and their customer is very similar to ours. Strong and experienced

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

field and store management team. And I'd just like to build on Peter's remarks. Everybody in the retail business knows it's really the attraction, development, motivation and retention of the store personnel and field team that really makes the difference in a retail company. We're delighted to have this team marry into the Advance Auto Parts family. Certainly an attractive market in the State of Florida. Our customers can clean and work on their cars twelve months of the year. It's a large and fast-growing state, strong Discount Auto brand awareness provides excellent cross-branding opportunities, and this provides an extremely tight span of control for us. Please remember, we know these markets, the customers, the competition, as we operate already in these six states, and also as a complementary position to our existing markets outside of Florida. On page nine of our presentation, let me point out three things. One, I think the consolidation is self-evident from '96 to '01, of the top six retailers in the market. But second, let me point out the approximate sales of the top retailers going from $6 to $12 billion. Please bear in mind that that's in a $36 billion DIY market, so you can see the

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

percentage that we have. And we know that the commercial end of the business is several times larger than the DIY end of the business that both companies are growing aggressively into. Needless to say, we view the industry as having tremendous upside opportunities. And third, if you'll notice on the bottom of the page, the total automotive retail parts, you'll see that there's been a consolidation and not a proliferation of the number of absolute locations that are out there. Combined, we view this as a lot of growth potential for best in class players in this segment of the business. From a synergy standpoint, we summarize our synergy opportunities in the following way. Under sales, certainly an opportunity to increase same-store sales at Discount Auto Parts through the combined marketing, merchandising and inventory reviews and increased commercial sales opportunities. And from a profitability standpoint, we see good upside opportunity in purchasing efficiencies, increased distribution and systems optimization, efficient capacity utilization at a new Mississippi distribution facility that combined we can wrap up much earlier than a standalone company, and we see a good opportunity for us

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

there. And clearly, the overlapping SG&A savings. Our experience shows that we enjoy the best sustainable results in an acquisition and merger such as this by building our plans around our customers and employees. And, therefore, our integration plan basically follows the following format. Our non-Florida stores would all be converted and integrated within one year to the Advance Auto format. We would implement proven Advance Auto conversion processes to convert merchandising mix, store systems, physical appearance and the name all at one time. In the Florida market, we would take a very disciplined conversion of stores over several years. Initially, we would align the merchandising mix through the distribution centers, the store systems conversions would follow. And after all the back stage activities are in place, we would sequentially remodel the stores to the Advance Auto format, including the name change to commence once the merchandising conversion is completed. The plan at this time would be approximately 50 stores in year one, 100 stores in years two and three, and the remainder in the following year. Please know that 100% of these plans will be done in a totally participative

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

manner with Peter and Mike and your whole team. At this time, I would like to hand the meeting over to our President and our Chief Financial Officer, Jim Wade.

  WADE: Thank you, Larry. Let me start by talking about our pro forma capitalization, our sources and uses, and then taking a quick look at a pro forma for 2002 which we believe will be an extremely strong year. If you'll go to slide twelve which outlines our pro forma capitalization. We do have a fully committed financing package in place with customary terms for this transaction. We're pleased to say this is led by J.P. Morgan, CSFB and Lehman Brothers. We are very comfortable with the planned structure that we have put in place, and we believe it continues our philosophy of a conservative capital structure. You'll notice as we go through this presentation, that the credit ratios are basically neutral with where we are today as a standalone company. Looking at slide twelve, you'll see that the drawn senior debt which will consist of our senior term loans and our drawn revolver will be $544 million. And that will leave on our revolver at closing an availability of $136 million at that time. We will also have in our structure

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

some existing industrial revenue bonds of $10 million. We will issue $150 million of new senior subordinated notes. We will leave in place the existing senior subordinated notes that are currently on Advance's books for $169 million, with a total at the operating company level of $873.5 million in debt. We'll also leave on the books at the Advance Holdings level, the parent company, our existing senior discount debentures of $92.6 million. Taking off the cash on hand at closing, our total net debt at closing would be $946.8 million, approximately. Looking at our pro forma latest 12 months EBITDA, including the $30 million of synergies that you heard about earlier, that would be $273.3 million. And if you look at the multiples based on that debt level and that pro forma EBITDA, you will see 3.2 times at the operating company level, and 3.46 times at the total debt level. On slide thirteen, a summary of the sources and uses of the funds. On the sources, you will see again as I said, a combination of bank debt and the senior subordinated notes. $14 million at closing on the $150 million revolver, $530 million of senior term loans, and then $150 of new notes. The uses of the funds, there will be a cash payment

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

to existing Discount Auto shareholders of $128.4 million. We'll refinance all the existing Discount Auto debt, $267.4 million. We'll refinance the Advance Auto bank debt of $263.2 million, and then estimated transaction costs of $35 million, totaling $694. On slide fourteen is a summary projecting 2002 pro forma operating results, and this assumes that we close the transaction in the fourth quarter as you heard earlier. Looking at the bottom of that slide, you will see that this pro forma does include $30 million of synergy, and excludes the one-time conversion cost of approximately $50 to $60 million which we will incur during the first two years, with the largest portion of that occurring in the first year. With that, you'll see a range for net sales of $3.1 billion to $3.325 billion, an EBIT of $200 to $215 million, EBITDA of $310 to $325 million, a net income of $59 to $67 million, a net debt of $960 to $940, and then the ratios - net debt to EBITDA, 2.9 to 3.1, and the EBITDA to a total interest of
3.1 to 3.2. Again, we feel like there's a very strong opportunity going into 2002.

  Let me move on now to a little more information about Advance Auto Parts, and with that, some recent history that

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

we think illustrates our growth, some prior acquisition successes that Larry touched on earlier, some key initiatives and achievements that we have underway in Advance, as well as the second quarter and year to date results that we released yesterday as well. On slide sixteen, you'll see some of our key accomplishments over the last several years. We have a very strong growth rate in terms of EBITDA, store counts and sales. Our nine year sales compounded annual growth rate is 32.6%. Our EBITDA compounded annual growth rate is 30.3%. Our store count has grown by 25.6% over the last nine years. We have been a consistent industry leader in same-store sales growth, most recently in the second quarter of this year. And at July 14th, we were at 6.8%. This is a key focus for us and I think drives the quality of the sales growth of a retail company. Our EBITDA grew by 33% in 2000. We opened another 140 new stores last year as well as reducing our net debt by $45 million while we were doing those things. On slide seventeen, you'll see graphically our sales growth, our store growth and EBITDA growth that I spoke of earlier. When you look at each of those slides, what you'll see is

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

from 1991 through 1998, you see steady, consistent growth primarily through growing our same-store sales, opening new stores, and doing some small acquisitions. And then in 1998, you'll see the growth resulting from the Western Auto Parts America acquisition, as well as continued same-store sales growth and new stores during that period. We do believe we have a very strong proven formula for consolidation. On slide eighteen, you will see a summary of our Western Auto acquisition success. We completed this transaction in November of 1998, and over the next eleven months, through 1999, we converted over 500 stores to Advance Auto Parts, including the physical renovation of those stores, the store systems, and the inventory mix. This did at the time solidify our position as the second largest retailer in the aftermarket. It provided us access to many new markets in the Northeast and Midwest without adding square footage to the market, as well as allowing us to realize purchasing efficiencies of about 280 basis points.

  On page 19, a summary of our recent Carport acquisition. We believe this is probably most comparable to

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

what we will do as a result of this transaction that we announced yesterday. This acquisition we acquired on April 23rd of this year. We converted 30 stores in Alabama and Mississippi to the Advance Auto name. We completed that conversion on July 7th of this year. All of those stores were existing Advance Auto DMA's. And there were some key benefits to that acquisition, including making Advance Auto Parts the market leader in Alabama, improving our position in some of the markets in the state, as well as continuing our new store development program, again without adding square footage to the industry. On the next slide, you'll see some preliminary Carport results. As I said, we finished that integration and conversion in the early part of July. We're pleased to say that through the first five weeks following the conversion, our acquisition pro forma is being achieved, and we're seeing same-store sale increases in those converted stores of 18.9% during that five-week period, as well as 22.6% in the Advance Auto stores that were in overlap markets that had Carport stores in them. We just recently, beginning August 2nd, launched our statewide marketing campaign in the State of Alabama, and clearly

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

expect that to continue to further drive sales as we go forward. So, yes, we believe in both of those transactions we were able to execute and show that we have a proven formula for doing this type of consolidation and getting solid results. On slide twelve, you will see some key initiatives and achievements for Advance. As I mentioned earlier, we have been a consistent leader in the industry in same-store sales growth, and that's very important to us. In 1999, we had a 10.3% same-store sales growth. In 2000, we were at 4.4% for the year. You'll see that accelerating in the fourth quarter when we were at 6.1%. And then in the first two quarters of 2001, we've seen 5.7% and then 6.8% through the quarter ended July 14th. We also are seeing additional sales gains achieved through the 140 new stores that we opened last year, while at the same time doing remodels and relocations, again, all in existing markets. We're implementing a number of key strategic business initiatives that we believe are helping to increase our same-store sales now, and certainly as we go forward, we will continue to do so. Some of those include supply chain rationalization where we're looking at all aspects of our

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

logistics structure, including transportation, distribution and inventory. We're also looking at maximizing our commercial opportunities. We've been in the commercial business now for several years, have about two-thirds of our stores with the commercial program. We see this as a significant driver of our growth in the last several years, and certainly will continue to do so as we go forward. We're just now in the process of starting to roll out a new point of sale, an electronic parts catalog, with what we believe is state of the art technology that will make it easier for our store employees to learn the system, to look up parts, and to add on parts when they're making the sale. Lastly, we have a number of significant merchandising and marketing initiatives underway, including category management, custom mix, and a number of others. We also are working to enhance the development of our human resources. You heard both Peter and Larry mention how important people are to this business, and clearly that's the key to us being successful. We have made for the past year significant additional investments in store staffing and benefits with the objective of continuing to reduce our turnover and

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

attract and retain the people that we need to serve our customers better every day. As I mentioned, we reduced our net debt by $45 million in the year 2000, as well as improving our credit rating as our sales and our debt levels both improved. From a profit standpoint, again, 33% increase in EBITDA in the year 2000. And again, the Western Auto Parts America acquisition was completed in 1999, meaning that there was no integration expense in the year 2000. Also, a 52% increase in operating income.

  On slide 23, you will see a summary of our second quarter and year to date results. As I mentioned, we issued this press release yesterday. I want to, as part of this call, quickly cover some of the key points of what we believe is another strong quarter. We will go into detail on the second quarter results in our regular conference call which has been scheduled for August 16th at 1:00 P.M. As I mentioned earlier, our same-store sales during the second quarter was 6.8%, and 6.2% year to date. In the second quarter of this year, our EBITDA was $57.1 million. That was an increase of 19% over last year second quarter, and an increase year to date of 19.1%. Our operating income for

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

the second quarter is $40.2 million. That's a 24.8% increase for the quarter, and 25.9% increase year to date. Our net income for the second quarter was $16.5 million. That's a 58.7% increase for the quarter, and 127.7% increase year to date. Lastly, while we were increasing our earnings and our operating results, we did, as planned, have another reduction in net debt of $57.4 million at the end of the second quarter of this year over the same period last year. With that, let me turn it back to Peter.

  FONTAINE: Actually, I'm going to turn it back over to Larry for some final comments and I'll follow-up.

  CASTELLANI: Very good. Thank you, Peter. Needless to say, we're extremely excited about it. Just in summary, we believe this has tremendously strong growth opportunities for us. The industry growth itself is indicative of the upside opportunity that we have, the economy, the demographics, the market share increases. We're clearly focused on the strategy of same-store sales growth and store development programs. And I might add that with the new hurdle rate that we've been looking at, and the reviews that we've taken in the last year with our company - in the last

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

year and a half with our company in looking through the entire asset utilization of the company, making the changes that we have, we see an opportunity in merging these two companies and leveraging that on a go forward basis. Our IT investment and working capital management and the development of our people all results in an increased operating income percentage and a higher return on invested capital for the benefit of our shareholders. Peter, all I can say in summary on our part is we're excited. We're looking forward to bringing this to closure and being well-prepared to do so, so that with good plans in place, we can hit the ground running together as a combined team.

  FONTAINE: It's certainly an exciting time, Larry, and I just want to make a couple of following questions. First, with respect to the industry, I think we can all see that the industry is really on fire at this time. We've seen expansion in comp. sales across the country, and after a few years of somewhat anemic growth, I think we're seeing that the slowdown in the economy as a whole is helping the DIY side of the business, as well as the do it for me side of the business. We have had a huge amount of cars sold over

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

the last few years. Those cars are still being driven a significant number of miles. People are going to be holding on to them longer as we've seen a slowdown in new car sales. And we're going to be taking advantage as an industry in the continued growth of the aftermarket here. With respect to Discount Auto Parts, we're looking forward to the combination, and what Advance will be able to help us do in the area of products, new products, in the area of promotion, technology, specifically the parts look-up. And it's just a great opportunity for our shareholders, for our team, and for our customers. At this time, I would like to turn it over for questions and to open up the line.

  OPERATOR: At this time I would like to remind everyone, in order to ask a question, please press the number one on your telephone keypad. Your first question comes from John Runger (PHONETIC) from Bank One. Mr. Runger, go ahead with your question, sir.

  [PAUSE]

  FONTAINE:  Can we move on to the next question?

  OPERATOR:  Your next question comes from Fred Berliner, a private investor.

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  BERLINER: I have a question on your implied book value, and why you would sell this company or merge with this company for at least your book value. As I recall, the last I saw it was like 16 and change, and basically you're doing it right at that book value. What is the reasoning behind that?

  MOORE: Let me start - this is Mike Moore - with a couple of comments. The book value is a little better than $18, and as you are well aware, the stock has certainly been trading at levels below that. At the time we really kind of began this strategic process, we were at about $7 a share. So as we went through and we evaluated and looked at all the alternatives, and particularly where the industry is headed, we certainly believe that this is the right and best long-term strategic alternative for our shareholders and our team, as well as our customers.

  BERLINER: Isn't there a lot of real estate on the books at less than what one would expect?

  MOORE:  Do you mean in terms of unrecorded appreciation?

  BERLINER:  Yes.

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  MOORE: There is certainly believed in the Florida stores that we have, some of that. But you also have markets where - in newer markets where the real estate may not be up to its full value yet.

  BERLINER: All right. I have just one other question. Is there going to be an amalgamation of stores. It looks like you're going to have to close some stores. True?

  CASTELLANI: Perhaps, Fred, I can answer that - Larry Castellani. We will go through our formal review, and when it becomes appropriate, we will analyze the best use of our assets in the combined company. We expect to generate a plan in partnership with Discount to rationalize all assets in the combined organization.

  BERLINER:  Very good.  Thank you.

  OPERATOR:  Your next question comes from Brett Jordan from Advest (PHONETIC).

  MOORE: Good morning, Brett. Shatina, are we having difficulties? This is the second question we haven't heard. Is he there?

  JORDAN:  Can you hear me now?

  MALE SPEAKER:  I didn't think you would go away.

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  JORDAN: No, absolutely not. A couple of questions on the '02 revenue assumptions, comp. store sales, expectations for Advance versus Discount Auto Parts, and a little bit of follow-up on the last question as far as net new store growth forecast.

  WADE: This is Jim. As discussed in the presentation, we won't be outlining specific long-term growth projections today in that level of detail. I can tell you that as you've heard, we feel very strongly about same-store sales growth and we certainly see and expect that that will continue for the combined companies. We will continue to open some new stores next year. Certainly as we work through the integration, there will be some disruption as there has been in past transactions in regard to converting the stores and systems and those kind of things, but we made our best estimation of that as well. And those combinations of things all drive the range of sales that we have provided the guidance on for 2002.

  JORDAN: Okay. And then a question on the proposed valuation, the trailing twelve-month EBITDA multiple. Were the comps that you used in coming up with expectations, the

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

Auto Zone, Genuine, O'Reilly and Pep Boys? Did you include -is that the four comps. or is it a larger composite that just includes those four comps?

  MOORE: Brett, it's really looking at the range of those which starts at about eight times EBITDA at the bottom and goes up to 14%[sic] on the O'Reilly side. And so we looked at it as a seven to eight times -

  JORDAN:  Did you include CSK in there?

  MOORE: CSK was not included because the combined company, we think is at a different place than CSK is.

  JORDAN: Okay. All right. Those are just the questions that I had. Thank you.

  MALE SPEAKER:  Thank you.

  OPERATOR:  At this time, there are no further questions.

  MALE SPEAKER:  Shatina, could we give it just a minute or so please.

  OPERATOR: Yes, sir. At this time, sir, there are still no questions. Hold one moment, sir, there is another question from Brett Jordan from Advest.

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

  JORDAN: Well, I have the floor. A question on the projected debt level you're going to be carrying, about $950 million. Do you have an average expense on that forecast?

  WADE: Yeah, we can give you a range there. It will be around $100 million in total interest expense.

  JORDAN:  Okay.  Great.  Thank you.

  WADE:  Thank you.

  OPERATOR:  Your next question comes from Steven Mercer from Discount Auto
Parts.

  MERCER:  Mr. Fontaine?

  FONTAINE:  Yes?

  MERCER: We work in the South Carolina and Georgia area. This will be turned over first, correct?

  FONTAINE:  That is correct.

  MERCER:  Approximately what is the target date, sir?

  WADE: Steve, this is Jim Wade. I can answer that for you. We will over the next several months be working very closely with the Discount Auto Parts team to put together the plans for all of those types of things. And as Larry said in his remarks, the markets outside of the State of

ADVANCE AUTO PARTS AND
DISCOUNT AUTO PARTS
CONFERENCE CALL
AUGUST 8, 2001 - 9:00 A.M., EST
FILE #1552692

Florida will be converted over the coming year once the transaction is closed in latter November.

  MERCER:  All right.  Thank you.

  OPERATOR:  At this time, there are no further questions.

  MALE SPEAKER:  Okay, Shatina.

  MULLIS: Shatina, if you would please go ahead and give them the replay instructions, we would appreciate it.

  OPERATOR: Thank you for participating in today's Advance Auto Parts and Discount Auto Parts conference call. This call will be available for replay beginning at 11:00 P.M., Eastern Standard Time today through 11:59 P.M., Eastern Standard Time on August 15, 2001. The conference ID number for the replay is 1552692. Again, that number is 1552692. The number to dial for the relay is 1-800-642-1687 or 706-645-9291. Thank you.

  MULLIS:  That concludes today's call.  Thank you very much.


Investors and security holders are advised to read the proxy
------------------------------------------------------------
statement/prospectus regarding the business combination transaction referenced
------------------------------------------------------------------------------
in the foregoing information, when it becomes available, and any other relevant
-------------------------------------------------------------------------------
documents filed with the SEC by Advance Auto and Discount Auto Parts because the
--------------------------------------------------------------------------------
documents will contain important information.  The proxy statement/prospectus
--------------------------------------------
will be filed with the SEC by Advance Auto and Discount Auto Parts. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and any other document filed with the SEC by Advance Auto or Discount Auto Parts at the SEC's web site at www.sec.gov. The proxy
                                             -----------
statement/prospectus and such other documents may also be obtained from Advance Auto and Discount Auto Parts by making a request to Advance Holding Corporation, 5673 Airport Road, Roanoke, Virginia 24012, Attention: Corporate Secretary,
Telephone: (540) 362-4911; or Discount Auto Parts, Inc., 4900 Frontage Road South, Lakeland, Florida 33815, Attention: Corporate Secretary, Telephone: (863) 687-9226.

Discount Auto Parts, Advance Holding and Advance Auto and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Discount Auto Parts' shareholders to approve the business combination transaction and adopt the agreement providing for the merger. The directors and executive officers of Discount Auto Parts also may have an interest in the transaction, including as a result of holding stock or options of Discount Auto Parts. A detailed list of the names of Advance Holding's directors and executive officers is contained in Advance Holding's annual report on Form 10-K, filed on March 30, 2001 (Advance Auto's directors and executive officers are the same as the directors and executive officers of Advance Holding). A detailed list of the names of Discount Auto Parts' directors and executive officers and their ownership of stock and options of Discount Auto Parts is contained in Discount Auto Parts' proxy statement, filed on August 31, 2000, for its 2000 annual meeting of shareholders, as updated by beneficial ownership reports filed subsequent to such annual report. Both documents, and the proxy statement/prospectus disclosing interests of the directors and executive officers of Discount Auto Parts, when filed, may be obtained without charge at the SEC's web site at www.sec.gov.
                                                 -----------